ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JUNE 20, 2023 AND

PROSPECTUS DATED APRIL 30, 2021)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-255666

NASDAQ, INC.

€750 million 4.500% Senior Notes due 2032

Final Term Sheet

June 22, 2023

Issuer:	Nasdaq, Inc.

Type:	SEC Registered

Trade Date:	June 22, 2023

Settlement Date:

June 28, 2023 (T+4)

We expect that delivery of the Notes will be made against payment therefor on or about the closing date as specified on the cover page of the prospectus supplement, which will be the fourth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity:	February 15, 2032

Interest Payment Dates:	Annually on February 15, beginning on February 15, 2024

Mid-Swap Yield:	3.111%

Spread to Mid-Swap Yield:	+ 145 basis points

Re-offer Yield:	4.561%

Coupon (Interest Rate):	4.500%

Benchmark:	0.000% DBR due February 15, 2032

Benchmark Yield:	2.444%

Spread to Benchmark:	+ 211.7 basis points

Re-offer Price:	99.595%

Aggregate Principal Amount:	€750,000,000

Gross Proceeds:	€746,962,500

Fees:	0.550%

Net Proceeds Before Estimated Expenses:	€742,837,500

Change of Control:	Putable at 101% of principal plus accrued interest, if any, to, but not including, the date of purchase

Business Day Conventions:	Following Business Day convention

Day Count Fraction:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Redemption Provision:

Callable at any time, at the greater of par or the make-whole redemption price (Bund Rate plus 35 basis points) plus accrued and unpaid interest thereon to the date of redemption

Notwithstanding the foregoing, at any time on or after December 15, 2031 (two months before their maturity date), the notes will be redeemable, as a whole or in part, at the issuer’s option and at any time or from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption

Special Mandatory Redemption:	If (x) the consummation of the Adenza Transaction does not occur on or before the later of (i) the date that is five (5) business days after September 10, 2024 and (ii) the date that is five (5) business days after any later date to which the parties to the Adenza Transaction Agreement agree to extend the “Outside Date” in the Adenza Transaction Agreement or (y) we notify the Trustee that the Issuer will not pursue the consummation of the Adenza Transaction (the earlier of the date of delivery of such notice described in clause (y) and later of the dates described in clause (x), the “special mandatory redemption trigger date”), we will be required to redeem all and not less than all of the Notes then outstanding by a date no later than 10 business days after the special mandatory redemption trigger date (the “special mandatory redemption end date”) at a redemption price equal to 101% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the special mandatory redemption date.

Clearing and Settlement:	Euroclear/Clearstream

ISIN / Common Code:	XS2643673952 / 264367395

Anticipated Listing:	The Nasdaq Global Market

Joint Bookrunning Managers:

Goldman Sachs & Co. LLC

J.P. Morgan Securities plc

Merrill Lynch International

Citigroup Global Markets Limited

Morgan Stanley & Co. International plc

Nordea Bank Abp

Skandinaviska Enskilda Banken AB (publ)

Wells Fargo Securities International Limited

Mizuho International plc

Co-Managers:

HSBC Bank plc

ICBC Standard Bank Plc

The Toronto-Dominion Bank

Academy Securities, Inc.

AmeriVet Securities, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Independence Point Securities LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Additional Changes to the Preliminary Prospectus Supplement:	The Issuer’s address will be included in the final prospectus supplement as follows: Nasdaq, Inc. The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801 United States

MiFID II/UK MiFIR professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The Issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting Goldman Sachs & Co. LLC at Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; J.P. Morgan Securities plc at 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom, Facsimile: +44 20 3493 0682, Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group, +44-207-134-2468; Merrill Lynch International toll free at +1-800-294-1322; Citigroup Global Markets Limited at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9146 or by email at Prospectus@citi.com; Morgan Stanley & Co. International plc at +1-866-718-1649; Nordea Bank Abp at C/O Nordea Danmark, Gronjordsvej 10, DK-230 Copenhagen S, Denmark, Attention: Syndicate – Transaction Management, Telephone +45 33 33 18 84; or SEB Securities, Inc. at Kungsträdgårdsgatan 8, SE-106 40, Stockholm, Sweden, Attention: DCM Legal, Telephone: +49-69-2558-5443, Email: dcmlegal@seb.se.

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